SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                      02 December 2002


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Chief Broadband appointment announcement made on 11 November 2002
            2. Broadband roadmap announcement made on 19 November 2002
            3. BT launches Sportal announcement made on 22 November 2002

Enclosure No. 1
                                                               November 11, 2002

                      BT APPOINTS CHIEF BROADBAND OFFICER



BT today announced the appointment of Alison Ritchie as its first chief broadband officer. The role, which takes effect immediately, will see Alison direct BT's policy on broadband developments across the whole of BT Group, ensuring a co-ordinated approach to the delivery of high quality broadband services to residential and business customers.

Ben Verwaayen, BT's chief executive officer, said: "I am very pleased that Alison is to take on this extremely important role for BT. She brings enormous experience and knowledge, and I know that she will aim to put the needs of the customers first. We are one of the first businesses to appoint a chief broadband officer, a decision that underlines just how central broadband is to BT."

Alison Ritchie said: "I am thrilled to be taking on this new role. To me there is nothing more exciting than broadband. I am looking forward to the challenge of uniting efforts across the whole group to make our offer to customers even better."

BT believes that having a member of the top management team solely focused on broadband is a positive step that will ensure successful delivery of all broadband activities.

Alison will assemble a pan-BT virtual team, working within and being accountable for the lines of business, and delivering strategy and improvement plans end-to-end across the company.

Alison, who will continue to be chief executive of BT Openworld, has wide experience across BT Group, including a spell as BT's director of regulatory affairs.

Alison will step aside from the day to day running of BT Openworld for regulatory reasons. Responsibility for managing that business will be handed over to John Butler, currently director of new services and strategy, supported by senior vice president, Duncan Ingram.

                                  -----------



  Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369.

          All BT Group news releases can be accessed at our web site:

                           www.btplc.com/mediacentre.

Enclosure No. 2

                                                               November 19, 2002

                         BT SETS OUT BROADBAND ROADMAP

BT today said that the company had a roadmap that would see broadband reach more than 80 per cent of the country in the next three years. In a wide-ranging speech to delegates at the e-envoy's e-summit in London, BT board director Pierre Danon said that having put broadband at the heart of its strategy, BT was now looking to extend the number of areas where broadband would be available.

Mr Danon said: "Broadband is well and truly at the heart of BT and we are absolutely committed to our target of one million broadband connections by next summer. We've made products available, made sure the price is right, and we are working hard on customer satisfaction. Our marketing campaign, one of the biggest ever seen in this country, has created a huge demand for broadband for BT and other internet service providers.

"We've now had more than 200,000 registrations of interest for our registration scheme. That interest is helping to push our broadband exchange enabling scheme which kicked into action with Todmorden.

"Seventeen others are currently being enabled and we now expect to upgrade exchanges to broadband at the equivalent rate of one a day - all thanks to public demand."

Mr Danon, who attended the summit alongside Alison Ritchie, BT's new chief broadband officer, also reported on the success of regional partnership initiatives such as ACT NOW in Cornwall. "More partnerships are now being developed and we have recently announced our initiative with Kent County Council aiming at connecting schools and homes in the county. These initiatives which require active support from the government will add to the momentum created at a national level by the advertising campaign."

Based on the current momentum and assuming the success of these regional initiatives, BT believes that the number of households living in broadband enabled areas can be moved over 80 per cent.

Mr Danon explained also how BT was working to overcome the technical reasons which meant that some people who lived in broadband enabled exchange areas currently could not get a service. He said: "Our view is that our experts can find many innovative ways of extending the number of households who live in enabled areas who will be able to get it.



"For example, we are working on managing the excessive sound interference level that appears when a household is too far from an enabled exchange. These solutions will also increase the number of people who will be able to enjoy broadband DSL.

"In addition, there will be other innovative technological and business model advances such as satellite, wireless broadband and so-called mini DSLAMs which we believe will further increase the number of households who live in broadband enabled areas even higher. "

"In fact, altogether we believe that by mid 2005 broadband services could be available to around 90 per cent of households in the country."

In his presentation Mr Danon said that to achieve this situation would also require effort from other interested parties. He said: "To make our aims a reality will mean working in partnership with others in the industry and, in particular, with the government at all levels. We would also welcome the support of the government by them putting into practice many of the original and exciting uses they themselves have envisaged for broadband.

"And finally we believe that going forward there's a need for smarter regulation
- regulation that evolves to take into account new areas of competition and new issues such as content rights management. Broadband is at the heart of BT. With the right environment and right momentum, broadband truly can be at the heart of the country."

Mr Danon finished by saying: "We recognise that the benefits of the new communications revolution are too great to leave people behind, but that there are technological limits to providing affordable broadband for all. So today we are also announcing a new alternative high speed internet access product for those who would not be able to get broadband. Our new "midband" product will begin trials in the Spring. It will provide an "always-on" email facility with fast internet access at up to 128K when needed and will be available quickly to 97 per cent of the UK population."

In summary, Alison Ritchie added: "No one should underestimate how serious we are about broadband. We're driving demand through the biggest ever UK advertising campaign. We're pushing the bounds of every technological solution. We're doing more than anyone to bring broadband to the country. And by working with partners and government we can and will achieve the widest possible coverage."

                   ------------------------------------------

  Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369.

          All BT Group news releases can be accessed at our web site:

                           www.btplc.com/mediacentre

Enclosure No. 3


                                                               November 22, 2002

               BT OPENWORLD ANNOUNCES LAUNCH OF SPORTAL ONDEMAND

                    The UK's First Broadband Sports Network

BT Openworld today announces that it has joined forces with ukbetting plc (AIM:
UKB), Sportev Ltd and InTheBox Media to launch the UK's first broadband sports network. The new digital network, called Sportal OnDemand, will be available to broadband users on any ISP* via BT Openworld's new internet sports site Sportal (www.sportal.com) which also launches today. The Sportal brand name has been licensed from ukbetting plc by BT Openworld as part of a long term licensing agreement. Sportal OnDemand runs on Sportev OS, Sportev's proprietary operating system for broadband channels.

Sportal OnDemand provides the passionate sports fan with a one-stop solution for video sports coverage. The service will enable broadband subscribers in the UK to watch a wide range of video-on-demand sports programming including as-live action, highlights, previews, interviews, archive and magazine programming. Covering major sports events worldwide, Sportal OnDemand will also feature content available nowhere else in the UK including the hugely popular Italian Serie A football.

Sportal OnDemand's initial video-on-demand programming runs across six channels. "This Week in Sport" features the latest sports highlights and features; "Stars & Stripes" focuses on US sports; "Football Plus" hosts UK, Italian, Brazilian and Argentine football and "Fight Club" boasts extensive coverage of UK boxing, as well as classic bouts from the past such as those of Ali and Tyson. "Back in The Day" features additional sports classics as well as made-for-broadband programming like Sportal's exclusive "History of the Ashes" and "Greatest Sporting Moments" series. "Sports Extra" will contain off-the-wall items such as bloopers, obscure profiles and world's sexiest sportspeople.



Sports fans can take advantage of a special 10 day free trial of the service. The basic cost of subscription to the Sportal OnDemand service is GBP 4.99 per month giving the user full access to the entire service. There are also pay-per-view options enabling the user to access the service for 24 hours for GBP 1.99. Additional one-off premium pay-per-view events will also be available, with prices varying according to the sports event. The first premium pay-per-view event will be full coverage of the Milan football derby from the San Siro on November 24, 2002, screened shortly after the final whistle. Access to the narrowband Sportal.com web site will remain free to all users (including broadband users).

Broadband programming and technology is being provided by Sportev, the UK's leading provider of broadband sports solutions, and InTheBoxMedia, a JV-partner of The Television Corporation Plc. Both Sportev and InTheBoxMedia have extensive experience in broadband programming. Sportev has exclusive contracts to produce broadband channels for England Rugby, the Extreme Sports Channel, Wisden Online and Frank Warren's Sports Network. Key associate ukbetting plc will continue to provide sports content to BT Openworld, in addition to extensive audio content and a fixed odds betting service.

John Raczka, BT Openworld senior vice-president content, said:- "Sportal OnDemand is targeted at three types of sports fan, namely the busy executive who does not have time to watch live coverage of all their favorite sporting events, the expat who has no other access to home sports and local teams, and the betting enthusiast who wants to make more educated bets with the help of our archive content. All three audiences will find significant added value from Sportal OnDemand, which in many sports categories will offer content available nowhere else in the UK."

David Annat, content director of ukbetting plc, added:- "We are delighted to be part of BT Openworld's plans for the UK's first broadband sports channel. This deal marks a significant step forward in ukbetting's strategy of forging key partnerships in order to generate subscription revenue from our core sports content business, in addition to promoting our betting brands."

Will Muirhead, chief executive of Sportev, said:- "Sportev is delighted that BT Openworld has selected Sportev OS as the platform for Sportal OnDemand, their new broadband sports network. Sportev OS is our market leading operating system required for the operation of broadband channels and is currently being used by leading sports rights holders worldwide. We are obviously thrilled that BT Openworld has become the first broadband network to license our software."

                                   ***Ends***

For further information on BT Openworld

Tony Henderson, head of media relations, BT Openworld

Tel 020 7469 2363

Email tony.henderson@bt.com

For ukbetting plc

Please contact Edward Bridges / Sarah Basden / Juliet Clarke

Financial Dynamics Tel 020 7831 3113

Notes for Editors

*Any ISP with the exception of AOL

About BT Openworld

BT Openworld, BT's mass market internet division, is one of the UK(1)s leading internet service providers. It delivers broadband and narrowband services to more than 1.7 million business and consumer customers in the UK through www.btopenworld.com.

The company offers a wide range of internet access packages and payment options. Broadband packages include: BT Openworld Home 500 Plug & Go and Business 500 Plug & Go - self-install broadband products. Other products cover a choice of download speeds, from up to 500kbps, to up to 2Mbps, single or multi-user set-ups for PC or Mac, and static or dynamic IP addresses. BT Openworld also provides broadband over satellite for business users.

Narrowband products include: BT Openworld Anytime, BT Openworld Surftime, BT Openworld Connect Anytime - designed specifically for business customers, and Pay-as-you-go services. BT Openworld also provides additional value-added services to business users, such as Wireless LAN, Teleworker and Web Design solutions. BT Openworld is developing a range of applications and services available to its own customers and those of other ISPs.

This year BT Openworld has launched five sites aimed at computer gamers, music fans, classical music lovers, sports and betting enthusiasts and keen travellers: www.gamesdomain.co.uk, www.dotmusic.com, www.btopenworld.com/ classical, www.btopenworld.com/sport and www.btopenworld.com/travelclub. These provide a mix of free and subscription based services.

Alison Ritchie is the chief executive officer of BT Openworld.

About ukbetting plc

Ukbetting plc (AIM: UKB.L) is the UK's leading digital wagering operator. Listing on the Alternative Investment Market in August 2001, ukbetting has since pursued an active acquisitive strategy and now owns and operates four sports content sites (sportinglife.com, sportal.com, bettingzone.co.uk and TEAMtalk.com) and two wagering sites (ukbetting.com and totalbet.com). Through these sites it is possible to find in-depth information, and place fixed-odds bets, on a variety of sports including horse racing, football, cricket, rugby, tennis, and many more. At the last financial results in September 2002, betting customers stood at approximately 100,000 and the combined unique users for the sports content sites number 3.9 million per month.

About Sportev

Formed in 1999, Sportev is now the leading broadband sports solution provider in the UK. Sportev have developed three divisions, Sportev Operating System (Sportev OS), Sportev Rights Division (Sportev DivR) and Sportev Production Division (Sportev DivP).

Sportev OS is a proprietary software platform required for the operation of broadband sports channels. Sportev OS is a client/server based software product that provides clients with a turnkey solution that meets all broadband channel requirements, including features to control Digital Rights Management, (DRM), Customer Relationship Management (CRM), Micro-Pay-Per-View (mPPV) and Video Content Management & Storage (VCMS).

Sportev DivR acquires, licenses and advises sports rights holders on the definition and commercial exploitation of broadband broadcast and sponsorship assets.

Sportev DivP provides rights holders and broadband networks with production facilities enabling, feed capture, real-time encoding and editing of footage from any sports event, worldwide.

Sportev currently provides England Rugby, the South African Rugby Football Union, The Extreme Sports Channel, Media Partners, Frank Warren's Sports Network, Wisden online and many others with broadband sports solutions.



About The Television Corporation Plc

The Television Corporation plc is the UK's leading independent supplier of programmes to broadcasters worldwide. The Group combines two of Britain's largest production companies, Mentorn and Sunset+Vine, with Visions, one of the world's premier outside broadcast operations, specialist sports producer VTV and respected post-production house Molinare. The Television Corporation's sports production and distribution includes Channel 4 Cricket, Sport on Five, live football for Five, the Emirates Series and Gillette World Sport (now airing in 200 countries worldwide).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date:  02 December 2002